                                                                EXHIBIT 20.1

1996 SECOND QUARTER REPORT

To Our Stockholders:

Second quarter net income was $6.6 million or 24 cents per share compared with 36 cents per share in 1995. Net operating revenues rose to $83.3 million, a 9 percent increase over the same period last year. This performance was SPS' first year over year decrease in the 17 quarters since our initial public offering and we are very disappointed.

Net income for the six months ended June 30 was $17.6 million, or 65 cents per share, compared to 74 cents per share for the same period in 1995. Net operating revenues for the first half of 1996 increased 18 percent to $172.3 million.

Two major issues negatively impacted our earnings.

We continue to be affected by an industry-wide deterioration in consumer credit quality. A higher percent of delinquent accounts in our consumer private label credit card portfolios are reaching charge-off, and bankruptcies have increased substantially. These high charge-offs had a significant negative impact on our earnings for the quarter.

The second issue that affected our consumer private label credit card business was the mix and pricing of promotional payment plans offered to our cardholders. The pricing of these programs reflects assumptions about both client usage and cardholder behavior, which are based on historical models and client input. Cardholder behavior and the mix of client programs have changed more than we anticipated resulting in a decrease in merchant discount revenue and an increase in marketing incentive expense.


We are taking aggressive corrective measures.

We have tightened our credit policies, increased our collection efforts and initiated a program of increasing prices with certain private label credit card clients. However, these actions will take time to work through the portfolios. We are also working with our clients to minimize the impact of these actions on their credit card sales, but over the near term there may be a slowdown in the growth of existing portfolios. There is no quick, easy fix.

The company ended the quarter with 3.3 million active consumer private label accounts, both owned and managed, a slight decrease from last year. Credit card loans outstanding, including securitized loans, at June 30, 1996 were $2.0 billion compared with $1.8 billion a year ago.


Our fee-based business services accounted for over half of our second quarter revenues.

Active commercial accounts increased 20 percent year over year to 727,000. Business with our core clients in the office supplies sector is growing and programs for new building supplies and printing clients are taking off. We believe strongly in the growth potential for this service.

Network transactions increased 14 percent to 104.8 million for the quarter. Petroleum clients and specialty retailers were the primary sources of that growth. Although still small, we have also been successful in developing a niche in payment processing for the parking industry. We are very pleased to report a new contract to provide point-of-sale authorizations for Budget Rent a Car Corporation. While, we consider network services to be a mature industry, it is an integral part of our service offerings and we will continue to pursue profitable opportunities.

Operational Outsourcing reported 2.1 million contacts during the second quarter, up slightly from last year. While we have added new clients, we are still challenged by the reduction in activities for Prodigy Services, Co. We are pursuing many prospects and believe there is much potential for us in the teleservicing business.

The balance of 1996 and beyond...

Projecting performance for the balance of the year is difficult. Important variables include cardholder behavior and credit payment patterns, bankruptcy levels and client sales performance. As indicated in our June 21 press release, we expect charge-offs and the impact of promotional payment plans to result in third and fourth quarter earnings significantly below last year.

We are more optimistic about next year. We have identified the problems in our consumer private label business. We are taking aggressive corrective action and we will get results. We expect our initiatives to have a positive impact on earnings beginning in the first half of 1997. However, given the uncertainties of the credit cycle, it is too soon to comment on the full year.

We are particularly pleased with our employees' response during this difficult time. They are pulling together to control expenses and improve business processes without sacrificing customer service. The attitude and energy displayed throughout the organization gives us tremendous confidence in our ability to emerge as a stronger company.

A reminder...

Except for historical information, the statements made and information provided in this letter are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. Risks and uncertainties that could cause results to differ materially from those forward-looking statements are contained in the company's SEC filings.




Thank you for your continued support.

Sincerely,



/s/ Robert L. Wieseneck                         /s/ Philip J. Purcell
- -------------------------------------           -------------------------------
Robert L. Wieseneck					Philip J. Purcell
President and Chief Executive Officer		Chairman of the Board

SPS TRANSACTION SERVICES, INC.

CONSOLIDATED BALANCE SHEETS
- -------------------------------------------------------------------------------
(In Thousands, Except Share Data)

                                                     June 30,      December 31,
                                                       1996           1995
                                                   ------------    ------------
                                                    (Unaudited)
ASSETS:
  Cash and due from banks                            $    9,448     $    8,879
  Cash and due from banks - restricted                       --         29,000
  Investments: Held to maturity - at amortized cost      52,394         47,430
  Credit card loans                                   1,421,568      1,620,833
  Allowance for loan losses                             (65,304)       (63,704)
                                                     ----------     ----------
    Credit card loans, net                            1,356,264      1,557,129
  Accrued interest receivable                            22,655         23,828
  Accounts receivable                                    28,411         28,683
  Due from affiliated companies                           3,561          4,776
  Premises and equipment, net                            21,386         19,800
  Deferred income taxes                                  26,507         26,276
  Prepaid expenses and other assets                      29,166         31,806
                                                     ----------     ----------
TOTAL ASSETS                                         $1,549,792     $1,777,607
                                                     ==========     ==========
LIABILITIES:
  Deposits:
    Noninterest-bearing                              $    2,902     $   10,270
    Interest-bearing                                    411,668        372,073
                                                     ----------     ----------
  Total deposits                                        414,570        382,343
  Accounts payable, accrued expenses and other           39,586         44,788
  Income taxes payable                                    2,335         11,232
  Due to affiliated companies                           848,028      1,110,811
  Notes payable                                              --          2,095
  Accrued recourse obligation                            26,623         27,128
                                                     ----------     ----------
    Total liabilities                                 1,331,142      1,578,397
                                                     ----------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1.00 par value, 100,000
    shares authorized; none issued or outstanding
  Common stock, $.01 par value, 40,000,000 and
    40,000,000 shares authorized; 27,224,000 and
    27,147,000 shares issued; 27,187,000 and
    27,074,000 shares outstanding at June 30, 1996
    and December 31, 1995, respectively                     272            271
  Capital in excess of par value                         80,745         79,396
  Retained earnings                                     138,727        121,099
  Common stock held in treasury, at cost, $.01
    par value, 37,000 and 73,000 shares at June 30,
    1996 and December 31, 1995, respectively             (1,032)        (1,957)
  Stock compensation plan                                   413            501
  Employee stock benefit trust                             (413)            --
  Unearned stock compensation                               (62)          (100)
                                                     ----------     ----------
    Total stockholders' equity                          218,650        199,210
                                                     ----------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $1,549,792     $1,777,607
                                                     ==========     ==========


SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
- -------------------------------------------------------------------------------
(In Thousands, Except Per Share Data)


                                     Three Months Ended       Six Months Ended
                                          June 30,                June 30,
                                     ------------------     -------------------
                                      1996        1995        1996       1995
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $64,766    $58,969     $139,096   $114,197
Merchant discount revenue              7,375      9,285       15,219     16,963
                                     -------    -------     --------   --------
                                      72,141     68,254      154,315    131,160

Interest revenue                      56,194     35,444      112,146     55,532
Interest expense                      18,943     16,263       41,586     25,367
                                     -------    -------     --------   --------
  Net interest income                 37,251     19,181       70,560     30,165
Provision for loan losses             26,096     11,274       52,568     15,593
                                     -------    -------     --------   --------
  Net credit income                   11,155      7,907       17,992     14,572

Net operating revenues                83,296     76,161      172,307    145,732

Salaries and employee benefits        24,471     21,480       48,671     42,497
Processing and service expenses       26,836     23,357       53,507     41,917
Other expenses                        21,353     15,140       41,694     28,166
                                     -------    -------     --------   --------
  Total operating expenses            72,660     59,977      143,872    112,580
                                     -------    -------     --------   --------

Income before income taxes            10,636     16,184       28,435     33,152
Income tax expense                     4,043      6,399       10,807     13,090
                                     -------    -------     --------   --------
Net income                           $ 6,593    $ 9,785     $ 17,628   $ 20,062
                                     =======    =======     ========   ========

Net income per common share          $  0.24    $  0.36     $   0.65   $   0.74


Weighted Average Common Share
  Outstanding                         27,183     27,114       27,150     27,096